Exhibit (a)(2)

February xx, 2010

Dear Wells REIT II Stockholder:

On January 20, 2010, MIRELF III REIT Investments II, LLC (“MIRELF”) offered to purchase your shares of stock in Wells Real Estate Investment Trust II, Inc. (“Wells REIT II”) at a price of $3.00 per share. The offer, as amended on January 26, 2010, is limited to 27 million shares or approximately 5% of our outstanding stock.

You should be aware that Wells REIT II is not in any way affiliated with MIRELF, and we believe this offer is not in the best interest of our stockholders. After carefully evaluating the offer and consulting with our management and outside advisors, the Wells REIT II Board of Directors unanimously recommends that you reject MIRELF’s offer and not tender your shares.

The full Schedule 14D-9, which we filed with the SEC in response to MIRELF’s offer, can be viewed by clicking on the link below. Please take time to read it before making your decision. The Schedule 14D-9 will give you a more detailed description of the reasons why we believe strongly that the offer is not in stockholders’ best interest:

•    We believe that the offer is for less than the current and potential long-term value of Wells REIT II’s shares.

•    Given the timing of the offer and the offer price, we believe that it represents an opportunistic attempt by MIRELF to purchase at a low price and make a profit. As a result, stockholders who tender their shares would be deprived of the potential opportunity to realize the full long-term value of their investment in Wells REIT II.

•    The Board of Directors believes that the current net asset value per share of Wells REIT II is in excess of the offer price. While current market conditions may have a negative impact on the values of the Wells REIT II properties, the Board of Directors believes that the Company’s net asset value per share is considerably above the offer price of $3.00 per share.

In summary, we believe that you should view MIRELF as an opportunistic purchaser that is attempting to acquire your shares in order to make a profit and, as a result, deprive you of the potential long-term value of your shares.

Should you have any questions about this tender offer or other matters, please contact a Wells REIT II Client Services Specialist at 800-557-4830 or via e-mail at client.services@wellref.com.

We appreciate your trust in Wells REIT II and its Board of Directors. We encourage you to follow the Board of Directors’ recommendation and not tender your shares to MIRELF.

Sincerely,

/s/  Leo F. Wells III

Chairman of the Board Wells Real Estate Investment Trust II, Inc.